UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and, in connection with such notification of registration, submits the following information:

USCF Mutual Funds Trust

(Name of Registrant)

1999 Harrison Street, Suite 1530

Oakland, CA 94612

(Address of principal business office)

(510) 522-9600
(Telephone number, including area code)

Carolyn M. Yu

Chief Legal Counsel

USCF Advisers LLC

1999 Harrison Street, Suite 1530

Oakland, CA 94612
(Name and address of agent for service for process)

Copies to:

James M. Cain

Cynthia R. Beyea

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

Tel. No. (202) 383-0100

Fax No. (202) 637-3593

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES ☒  NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Oakland and State of California on the 7th day of November, 2016.

USCF MUTUAL FUNDS TRUST

By:	/s/ John P. Love
Name:	John P. Love
Title:	President (Principal Executive Officer)

Attest:
By:	/s/ Andrew F Ngim
Name:	Andrew F Ngim
Title:	Vice President, Secretary, and Trustee